Exhibit 17.1

September 2, 2022

Lottery.com Inc.

20808 State Hwy 71, West Unit B

Spicewood, Texas

Re: Resignation from Board of Directors

Directors and Chief Legal Oﬃcer & Chief Operating Oﬃcer:

Please allow this letter to serve as my resignation from the Board of Directors of Lottery.com.

Over the last few months, I have worked diligently on behalf of the shareholders and uncovered potentially inappropriate activity, as referenced in our 8-K filings.

However, my eﬀorts to perform as a fiduciary in evaluating opportunities for the company’s return to normal operation have been consistently obstructed by opaque and contrived processes, singular relationships, and a dysfunctional board environment.

Questions to determine the viability and credibility of potential investors were met with disdain and were never fully answered. Inquiries raised relative to lender suitability and source of funds were dismissed.

And most recently, a request for additional time to review and understand research on the “red flags” from the Compliance team about a potential investor was met with threats to hold an oﬃcial Board meeting without all board members present. In this instance, a meeting was held that violated the requirements of the corporate By-Laws. I did not attend this meeting.

The need and desire to perform appropriately rigorous due diligence on behalf of the shareholders was thwarted.

As I am not able to perform my duties as an Independent Board Member of Lottery.com, I see no path to be able to perform my responsibilities.

Sincerely,

/s/ Lisa Borders

Lisa Borders